

13030028 TATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxwell Simon, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 So. 3rd St., Ste. 400E
(No. and Street)

Minneapolis (City) MN (State) 55415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Goodmanson 612-805-0556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Husebo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Simon, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Husebo
Signature

VP/CFO
Title

Monica T. Ekberg
Notary Public



MONICA T. EKBERG
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXWELL SIMON, INC

FINANCIAL STATEMENTS

Years Ended December 2012 and 2011



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Maxwell Simon, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Maxwell Simon, Inc. as of December 31, 2012 and 2011 that are filed pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxwell Simon, Inc. as of December 31, 2012 and 2011 in accordance with accounting principles generally accepted in the United States of America.

Other Matters
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company's significant operating losses and need to raise additional capital raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 28, 2013

MAXWELL SIMON, INC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 86,150	$ 138,877
Clearing Deposit	25,000	25,000
Receivable from clearing organization	14,711	17,690
Property and equipment, at cost, less accumulated depreciation of $25,200 and $19,800 in 2012 and 2011, respectively	11,380	16,780
Other assets	1,400	1,400
TOTAL ASSETS	$ 138,641	$ 199,747
LIABILITIES		
Accounts payable, and accrued expenses	$ 162	$ 6,656
TOTAL LIABILITIES	162	6,656
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	1,484,663	1,286,663
TOTAL CAPITAL CONTRIBUTED	1,484,664	1,286,664
RETAINED EARNINGS (DEFICIT)	(1,346,185)	(1,093,573)
TOTAL STOCKHOLDER'S EQUITY	138,479	193,091
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 138,641	$ 199,747

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - Maxwell Simon, Inc. (the Company) is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

Maxwell Simon, Inc., a registered securities broker-dealer, is a wholly owned subsidiary of MSRJG Holdings, LLC (MSRJG).

The Company primarily acts as an introducing broker and dealer of securities who clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer. This clearing firm carries all the customers' accounts and maintains the related records.

Cash and cash equivalents - The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Off-balance-sheet credit and market risk - In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

(1) Nature of business and significant accounting policies (continued)

Property and equipment - Property and equipment consists primarily of furniture, equipment and leasehold improvements. These assets are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of property and equipment is depreciated on a straight-line basis over the estimated useful lives of five to seven years. Total depreciation expense was $5,400 for both the years ended December 31, 2012 and 2011.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

Securities transactions - Commission income and related expenses for security transactions are recognized on the settlement date basis. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Subsequent events policy - Subsequent events have been evaluated through February 28, 2013 which is the date the financial statements were issued.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2012, the Company's net capital of $125,700 was $25,700 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .0013 to 1.

(3) Letter of credit

On November 28, 2007 the Company obtained a letter of credit as security for certain facility construction costs relating to the lease for its operating facilities. No amounts had been drawn upon the letter of credit as of December 31, 2012.

(4) Income tax expense

The components of the provision for federal and state income taxes are as follows:

	Years Ended December 31,	
	2012	2011
Current income taxes		
Federal income taxes	$ (64,000)	$ (29,000)
State and local income taxes	(24,000)	(13,000)
Total current income tax expense	(88,000)	(42,000)
Deferred income taxes		
Change in deferred tax valuation allowance	88,000	42,000
Total deferred income tax expense	88,000	42,000
Total income tax expense	$ -	$ -
Deferred tax asset	$ 426,000	$ 338,000
Valuation allowance	(426,000)	(338,000)
Net deferred tax asset	$ -	$ -

The Company reviews and assesses its tax positions for positions taken or expected to be taken on it's tax returns. Based on this assessment the Company determines whether it is more likely than not the tax positions would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. The Company's federal and state income tax returns are generally open for examination for three years after the date of filing, including extensions.

The Company has a federal and state net operating loss carryforwards of $1,208,000 and $968,000, respectively, which begin to expire in 2023.

(5) Customer transactions

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(6) Operating leases

The company leases its office space under an operating lease which requires base monthly lease payments ranging from $4,462 to $4,747 over the lease term to March 31, 2013. In addition, the Company is required to pay common area charges. In February 2013 the Company entered into an agreement to amend their lease which extended the term to October 31, 2018. The monthly lease payments under the amended lease range from $3,798 to $4,405

The future minimum annual rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years Ended December 31,		
2013	$	39,900
2014		38,900
2015		44,100
2016		49,600
2017		51,100
Thereafter		43,800
	$	267,400

Total rental expense under operating leases with terms in excess of one month was as follows:

	Years Ended December 31,			
	2012		2011	
Minimum retals	$	57,000	$	56,000
Common area charges		33,000		35,000
Total	$	90,000	$	91,000

(7) **Stockholder's Equity**
During the year ended December 31, 2012 MSRJG made capital contribution of $198,000 and during January, 2013 it contributed an additional $35,000.

(8) **Risks And Uncertainties**
The Company has incurred recurring operating losses and has accumulated a deficit of $1,346,000. During 2012, the Company incurred an operating loss of $253,000 and net cash used in operations of $251,000. The Company's ability to continue as a going concern is dependent upon its ability to raise capital and achieve a level of revenue sufficient to provide cash inflows to sustain operations. Management is focusing on raising capital, expanding its revenue base by added services and sales representatives and reducing expenses. There can be no assurance that any of management's plans as described above will be successfully implemented or that the Company will continue as a going concern. As a result of the above, the accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT REGISTERED ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Maxwell Simon, Inc.
708 So. 3rd St., Ste. 400E
Minneapolis, MN 55415

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Maxwell Simon, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., and SIPC, solely to assist you and the other specified parties in evaluating Maxwell Simon, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Maxwell Simon, Inc.'s management is responsible for the Maxwell Simon, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including cleared checks and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 28, 2013

MAXWELL SIMON, INC.

SCHEDULE OF SECURITIES PAYMENTS AS INVESTOR PROTECTION CORPORATION

The Period January 1, 2012 to December 31, 2012

Schedule of Assessment Payments

	Date Paid	Amount		
General assessment			$	1,892
Less payments made:				
	7/13/2012	$ 934		(934)
	1/22/2013	$ 958		(958)
Total assessment balance and interest due			$	-

MAXWELL SIMON, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS

The Period January 1, 2012 to December 31, 2012

Revenues		
Financial advisory		845,120
Deductions		(87,972)
SIPC net operating revenues	$	757,148
General assessment @ .0025	$	1,892